
June 7, 2012

Philip J. Myers
Chief Executive Officer, Chief Financial Officer, President and Director
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN 55343

> **Re:** **American Church Mortgage Company**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 000-25919**

Dear Mr. Myers:

We have reviewed your response letter dated May 22, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Financial Statements

1. Summary of Significant Accounting Policies

Real Estate Held for Sale, page F-9

1. We have considered your response to our prior comment 1. Please tell us the difference between the marketed price and current carrying value of each property held for sale. Additionally, please address the following:

    ●   With respect to your property in Battle Creek, Michigan, tell us how you have met all the requirements of ASC Topic 360-10-45-11c to continue to classify the property as held for sale. In particular, given that the marketed price was last reduced in 2006, explain to us how you determined that the property is actively being marketed at a price that is reasonable given the continued decline in the market. In your response tell us what the annual depreciation on the property would be if the property were reclassified from held for sale including any catch up adjustment that would be required at the time of transfer.

    ●   With respect to your property Pine Bluff, Arkansas, explain to us how you determined it would be appropriate to classify the property as held for sale given that the property is occupied and generating rental revenue. Additionally, tell us whether you have classified the rents received as discontinued operations. Finally, tell us what the annual depreciation on the property would be if the property were reclassified from held for sale including any catch up adjustment that would be required at the time of transfer.

3. Mortgage Loans Receivable and Bond Portfolio, page F-13

2. We have considered your response to our prior comment 2. We remain unclear how you have met all the disclosure requirements of ASC Topic 310-10-50. Please address the following:

    ●   Please revise your disclosure to clarify at what point a loan is declared to be in default and state that such loans are placed in non-accrual status.

    ●   We are unclear what your policy is with respect to recording payments received on nonaccrual loans, and what your policy is for resuming accrual of interest on loans that have been placed in non-accrual status.

- We are uncertain how where you have disclosed your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status.

- We remain unclear how you have met the disclosure requirement of ASC Topic 310-10-50-7A to "provide an analysis of the age of the recorded investment in financing receivable at the end of the reporting period that are past due, as determined by the entity's policy." Please explain to us how you have met this disclosure requirement or adjust your disclosure in future filings as necessary.

- Please revise your disclosure in future filings to state that you consider all your loans to belong to one portfolio segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief